UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

July 23, 2012

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a convenience translation into English of a notice published by the Registrant on July 22, 2012 in two daily Israeli newspapers and entitled “Notice of Annual General Meeting of Shareholders”. The attached notice was published pursuant to the requirements of the Israeli law, and the original version of the notice is in Hebrew. The foregoing document is attached for information purposes only and does not constitute a proxy solicitation on behalf of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

Translation From Hebrew

D. MEDICAL INDUSTRIES LTD.
52-004195-5
(the "Company")
7 Zabotinsky St., Ramat-Gan, 52520, Tel: +972.3.6114517

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of D. Medical Industries Ltd. (the “Company”) will be held on Tuesday, September 4, 2012 at 4:00 p.m. Israel time (9:00 a.m. Eastern time), at the Company’s offices, located at 7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, 52520, Israel.

The agenda of the Meeting shall be as follows:

1.     Approval and ratification of the re-appointment of Kesselman & Kesselman LLP., a member of PricewaterhouseCoopers, as the independent auditors of the Company for the period ending at the close of the next annual general meeting and authorization of the board of directors to determine the independent auditor's compensation.

2. Approval of the amendments to the Company’s Amended and Restated Articles of Association in accordance with the proposal to be included in the Notice of the Meeting (which will be available to the public through the Magna website), effective upon shareholder approval.

3.     Subject to the approval of Item 2 above and the declassification of the Board of Directors of the Company, approval of the election of each of Prof. Baruch Mevorach, Dr. Mati Nof, Mr. David Schwartz and Mr. Ilan Flato as a director of the Company, to hold office until the close of the next annual meeting, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein. Alternatively, in case Item 2 above is not approved, approval of the election of each of Prof. Baruch Mevorach, Dr. Mati Nof and Mr. David Schwartz, as a “Class C” director, to hold office until the close of the annual general meeting to be held in 2015, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein.

4.     Election of Prof. Yitzhak Katz as external director of the Company and approval of his compensation arrangement.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2011.

Only shareholders of record at the close of business on Monday August 6, 2012 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting.

Position Statements should be submitted to the Company no later than August 16, 2012.

Shareholders who will not attend the Meeting in person may vote by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 4:00 p.m. (Israel time) on September 2, 2012).

Notice of the Meeting will be available to the public through the Magna website at: www.magna.isa.gov.il.

D. Medical Industries Ltd.